06018759

82-34843

EINSCHREIBEN

U.S. Securities and
Exchange Comission
Office of Filings and Information Services

100 F Street, NE
USA - Washington , DC 20549

SEC MAIL PROCESSING
RECEIVED
NOV 21 2006
WASH. D.C.
213
SECTION

SUPPL

15. November 2006

Re: Rule 12g3-2(b) Exemption
PALFINGER AG; Franz.-Wolfram-Scherer-Straße 24, A-5101 Bergheim, Austria

Dear Sir or Madam ,

Attached please find our company report (3st Quarter 2006) and the adhoc announcement of 10. November 2006
The exact information of registration can be taken from the attached copy print.

If any further information is needed from your side please feel free to contact me, and please let me know if sending this data by e-mail is requested.

PALFINGER AG
Anton Graf

F.W.Schererstraße 24-28
5101 Salzburg-Bergheim
Tel.: +43(0)662 4684 2275
Fax: +43(0)662 4684 109
mailto:a.graf@palfinger.com
http://www.palfinger.com

PROCESSED
DEC 01 2006
THOMSON
FINANCIAL

11/28

-----BEGIN PRIVACY-ENHANCED MESSAGE-----
Proc-Type: 2001,MIC-CLEAR
Originator-Name: webmaster@www.sec.gov
Originator-Key-Asymmetric:
MFgwCgYEVQgBAQICAf8DSgAwRwJAW2sNKK9AVtBzYZmr6aGjlWyK3XmZv3dTINen
TWSM7vrzLADbmYQaionwg5sDW3P6oaM5D3tdezXMm7z1T+B+twIDAQAB
MIC-Info: RSA-MD5,RSA,
KskPua8vGVy+Qf7DeW9aHeIgBKzYyw2T/37xk7z3BeU2420/udo9hDeJkFKyGWve
1ucONb3jh7bqufmlNKuAhA==

<SEC-DOCUMENT>9999999997-06-017860.txt : 20060503
<SEC-HEADER>9999999997-06-017860.hdr.sgml : 20060503
<ACCEPTANCE-DATETIME>20060503101123
<PAPER>
ACCESSION NUMBER: 9999999997-06-017860
CONFORMED SUBMISSION TYPE: ARS
PUBLIC DOCUMENT COUNT: 1
CONFORMED PERIOD OF REPORT: 20051231
FILED AS OF DATE: 20060502
DATE AS OF CHANGE: 20060503
EFFECTIVENESS DATE: 20060502

FILER:

COMPANY DATA:
COMPANY CONFORMED NAME: PALFINGER AG
CENTRAL INDEX KEY: 0001310883
STANDARD INDUSTRIAL CLASSIFICATION: UNKNOWN SIC - 8880 [8880]

FILING VALUES:
FORM TYPE: ARS
SEC ACT: 1934 Act
SEC FILE NUMBER: 082-34843
FILM NUMBER: 06013025

BUSINESS ADDRESS:
STREET 1: FRANZ-WOLFRAM-SCHERER-STRABE24-28
CITY: A-5101 BERGHEIM/SALZBURG
STATE: C4
ZIP: 00000

MAIL ADDRESS:
STREET 1: FRANZ-WOLFRAM-SCHERER-STRABE24-28
CITY: A-5101 BERGHEIM/SALZBURG
STATE: C4
ZIP: 00000
</SEC-HEADER>
<DOCUMENT>
<TYPE>ARS
<SEQUENCE>1
<FILENAME>9999999997-06-017860.paper
<DESCRIPTION>AUTO-GENERATED PAPER DOCUMENT
<TEXT>
This document was generated as part of a paper submission.
Please reference the Document Control Number 06013025 for access to the original
</TEXT>
</DOCUMENT>
</SEC-DOCUMENT>
-----END PRIVACY-ENHANCED MESSAGE-----

PALFINGER

Ad hoc INFORMATION

PALFINGER headed for record year

- Revenue increase of 13.3 percent
- EBIT reaches EUR 59.3m

in EURm	Q1-Q3 2006	Q1-Q3 2005	Q1-Q3 2004
Revenue	437,174	386,008	293,000
EBITDA	69,137	60,849	38,114
EBIT	59,270	52,581	29,491

Bergheim / Salzburg, 10 November 2006

PALFINGER continued its successful performance in the third quarter of 2006. Compared to the same previous-year period, revenue increased by 13.3 percent to EUR 437.2m in the first nine months, and EBIT rose from EUR 52.6m to EUR 59.3m, equivalent to an EBIT margin of 13.6 percent.

With consolidated net profit for the period of EUR 41.8m (Q1-Q3 2005: EUR 37.6m), earnings per share reached EUR 4.74. The company's equity ratio rose to 57.1 percent at balance sheet date.

The segment EUROPA and REST of the WORLD remains the strongest segment. In the segment NORTH and SOUTH AMERICA, revenue rose by 16.9 percent from EUR 47.8m in the previous-year period to EUR 55.9m.

The CRANES segment is still marked by demand for higher performance classes and high-grade fittings. Sales development of EPSILON in Europe was also highly positive. In the HYDRAULIC SYSTEMS and SERVICES segment, revenue increased from EUR 109.5m by 17.1 percent to EUR 128.3m compared to the previous-year period. There was a slight increase in EBIT to EUR –3.7 m. (Q1-Q3 2005: EUR –3.8m).

Based on the positive developments of the first three quarters, we anticipate reaching our target of sustained, profitable growth for the 2006 financial year.

For further information:

Hannes Roither, PALFINGER AG
Company spokesman
Phone +43 662 46 84-2260
h.roither@palfinger.com

Anton Graf, PALFINGER AG
Investor Relations
Phone +43 662 46 84-2275
a.graf@palfinger.com

PALFINGER

Adhoc – INFORMATION

PALFINGER bleibt auf Rekordkurs

- Umsatzplus von 13,3 Prozent
- EBIT-Anstieg auf 59,3 Mio EUR

in Mio EUR	Q1-Q3 2006	Q1-Q3 2005	Q1-Q3 2004
Umsatz	437.174	386.008	293.000
EBITDA	69.137	60.849	38.114
EBIT	59.270	52.581	29.491

Bergheim / Salzburg, am 10. November 2006

PALFINGER setzt auch im dritten Quartal 2006 den Erfolgskurs fort. Der Umsatz stieg gegenüber dem Vergleichszeitraum des Vorjahres um 13,3 Prozent auf 437,2 Mio EUR. Das EBIT konnte im Vergleich zum Vorjahr von 52,6 Mio EUR auf 59,3 Mio EUR gesteigert werden, was einer EBIT Marge von 13,6 Prozent entspricht.

Mit einem Konzernergebnis von 41,8 Mio EUR (Q1-Q3 2005: 37,6 Mio EUR) konnte ein Gewinn pro Aktie von 4,74 EUR erzielt werden. Die Eigenkapitalquote stieg zum Stichtag auf 57,1 Prozent.

In der Segmentberichterstattung ist das Segment EUROPA und REST der WELT nach wie vor am stärksten. Im Segment NORD- und SÜDAMERIKA stiegen die Umsätze um 16,9 Prozent von 47,8 Mio EUR im Vergleichszeitraum des Vorjahres auf 55,9 Mio EUR.

Im Produktbereich ist das Segment KRANE weiterhin von der starken Nachfrage nach höheren Leistungsklassen und hochwertigeren Ausstattungen geprägt. Auch der Absatz von EPSILON in Europa entwickelte sich erfreulich. Im Segment HYDRAULISCHE SYSTEME und SERVICES erhöhte sich der Umsatz gegenüber dem Vergleichszeitraum des Vorjahres von 109,5 Mio EUR um 17,1 Prozent auf 128,3 Mio EUR. Das EBIT konnte geringfügig auf -3,7 Mio EUR verbessert werden (Q1-Q3 2005: -3,8 Mio EUR).

Basierend auf der positiven Entwicklung der ersten drei Quartale erwarten wir, dass auch für das Gesamtjahr unsere Zielsetzung nach einem nachhaltig ertragreichen Wachstum erfüllt wird.

Rückfragehinweis:

Hannes Roither, PALFINGER AG
Unternehmenssprecher
Tel. +43 662 46 84-2260
h.roither@palfinger.com

Anton Graf, PALFINGER AG
Investor Relations
Tel. +43 662 46 84-2275
a.graf@palfinger.com



Report on the First Three Quarters of 2006

It's going to be a great year.
PALFINGER

EUR '000	Q1-Q3 2006	Q1-Q3 2005	Q1-Q3 2004	Q1-Q3 2003	Q1-Q3 2002
Income statement					
Revenue	437,174	386,008	293,000	246,780	232,711
EBITDA	69,137	60,849	38,114	29,642	28,979
EBITDA margin	15.8 %	15.8 %	13.0 %	12.0 %	12.5 %
Profit from operations (EBIT)	59,270	52,581	29,491	21,204	20,341
EBIT margin	13.6 %	13.6 %	10.1 %	8.6 %	8.7 %
Profit before tax	58,984	51,687	28,871	19,908	18,370
Consolidated net profit for the year	41,778	37,583	18,666	12,997	11,184
Balance sheet					
Total assets	398,896	371,044	300,878	277,704	282,594
Non-current assets	150,277	143,851	117,016	116,531	125,972
Liabilities	170,945	181,109	150,665	143,016	155,576
Capital and reserves	227,950	189,936	150,213	134,688	127,017
Equity ratio	57.1 %	51.2 %	49.9 %	48.5 %	44.9 %
Net debt owed	15,423	46,361	29,986	41,780	58,060
Gearing	6.8 %	26.0 %	20.0 %	31.0 %	45.7 %
Cash flow and investment					
Cash flows from operating activities	38,166	20,661	19,616	25,946	26,766
Free cash flow	26,879	(6,414)	11,012	18,540	21,318
Investment in property, plant, and equipment	12,990	9,990	8,278	10,855	6,699
Depreciation and amortization	9,867	8,268	8,623	8,438	8,638
Payroll					
Average annual payroll [2]	3,409	3,009	2,511	2,283	2,271
Value					
Net working capital	94,271	97,852	64,855	63,141	65,135
Capital employed (at balance sheet date)	243,373	239,297	180,299	177,078	185,105

1) Previous years' figures were adjusted according to changes in IFRS 3.
2) Staff of consolidated Group companies excluding investments consolidated at equity, as well as apprentices, loaned personnel, and part-time employees.

Cover: **Hans Friedrich**, Head of the Timber and Recycling Cranes division

Economic Background

The strong growth of the global economy continued in the third quarter of 2006. All major economic regions benefited from this development. Asia remains the largest growth motor, fuelled by China's soaring economic performance.

Foreign trade impulses resulting from growth stimulated economic activity especially in the Eurozone. In addition, investment demand keeps gaining momentum. Austria's economy especially profited from strong export demand.

After the appreciation of the US Dollar against the Euro in the first half of 2006, the rate was about 1.28 during the third quarter. The Brazilian Real stabilized against the Euro and most recently stood at just above 2.7.

Crude oil prices were subject to major fluctuations during the third quarter. While prices increased to a maximum of almost 80 US dollars per barrel in August, prices decreased towards the end of the quarter by more than 15 percent to 60 US dollars. Inflation tendencies in the Eurozone were also curbed owing to decreased crude oil prices.

During the third quarter, international stock markets recovered from significant price declines in June and the conclusion of interest rate hikes in the USA. The interest rate curve in Europe is also in the process of leveling off, with this tendency expected to remain stable.

Performance of PALFINGER

During the first three quarters of the reporting year, revenues increased by EUR 51.2m (13.3 percent) to EUR 437.2m, and EBIT rose by 12.7 percent to EUR 59.3m, equivalent to an EBIT margin of 13.6 percent. EBIT of 20.3m in the third quarter and revenues of EUR 148.2m mark a successful continuation of growth and the best third quarter in the corporate history of PALFINGER.

Like in previous quarters, success is attributable to the company's core business segment CRANES in Europe and high capacity utilization in the product groups. In the third quarter, anticipated increases in revenue and earnings were achieved in North and South America. Supply bottlenecks of raw materials generally impeded even better results. Increasingly higher materials prices, which were gradually and selectively transmitted to markets, and necessary additional materials purchases on spot markets resulted in slight decreases of margins in both product segments. The focus of activities remains on increasing process efficiency, utilizing the positive market situation in the CRANES segment, and increasing earnings through internationalization, diversification, and innovation.


EUR '000
Business development / Revenue
Q1-Q3 2006
437,174
Q1-Q3 2005
386,008
Q1-Q3 2004
293,000
0
100,000
200,000
300,000
400,000
500,000

The profitable development of the cranes business in Europe is attributable to high performance classes and a wealth of variations in fittings, and is reinforced by growth in North America and increasing market penetration of PALFINGER cranes in South America. The product innovations presented at the International Motor Show Commercial Vehicles (IAA) are expected to lend additional impulses to the cranes business.

EPSILON also successfully continued on its road of growth, most recently by entering the off-road business with the presentation of eight new, state-of-the-art cranes for forwarder and yarding vehicles. Revenue and earnings in SERVICES also increased significantly compared to previous year. Nearly all product groups contributed to the revenue increase.

EUR '000 **Business development / EBIT**


Q1-Q3 2006
59,270
Q1-Q3 2005
52,581
Q1-Q3 2004
29,491
0
10,000
20,000
30,000
40,000
50,000
60,000

Outstanding development of order books again led to bottlenecks in materials supply and capacity. With a view to positive development forecast for the quarters ahead, in September the PALFINGER Supervisory Board resolved the most extensive investment program for capacity expansion in corporate history. These investments are going to benefit all PALFINGER locations where value is created in the CRANES segment in Europe. Capacity expansions combined with changes in layout will lead to rationalization effects while ensuring that top quality standards are maintained. Specialized allocation teams are to reinforce the "Global Sourcing" initiative. Lean activities are intensified based on PALFINGER's RAP ("Rapid Processing") philosophy and strategic projects and initiatives bundled in the E^2 program to increase efficiency and effectiveness.

Group Assets, Finances, and Earnings

In the third quarter of 2006, development of assets, finances, and earnings was again driven by good order books and full capacity utilization in the product divisions, which led to substantial increases in revenue and earnings.

Compared to the previous-year period, revenue was increased by EUR 51.2m to EUR 437.2m, equivalent an increase of 13.3 percent. At the same time, net working capital decreased by 3.7 percent to EUR 94.3m (9/2005: EUR 97.9m; 12/2005: EUR 88.2m) owing to the lean and RAP initiatives. Investment in property, plant, and equipment of about EUR 13m was mostly made up of necessary additions to capacity and rationalization investments owing to full capacity utilization. Capital employed at balance sheet date was EUR 243.4m (9/2005: EUR 239.3m; 12/2005: EUR 233.7m).

The cash flow statement and the gearing ratio are indicators of PALFINGER's operative and financial strength. Compared to EUR 20.7m in the previous-year period, operative cash flows stood at EUR 38.2m. Besides cash-effective investments for EUR 13.7m, dividends were financed in the amount of EUR 15.9m. Free cash flows were EUR 26.9m after EUR – 6.4m in the same previous-year quarter. Again, the gearing ratio reached a historic low with 6.8 percent (9/2005: 26 percent; 12/2005: 18.1 percent), while the equity ratio achieved of 57.1 percent marks an all-time high in the history of PALFINGER (9/2005: 51.2 percent; 12/2005: 56.8 percent).

Other Events

The legal incorporation of Palfinger (Shenzhen) Ltd. for the assembly of container handling systems in China as subsidiary of Palfinger Asia Pacific Pte. Ltd. has been effected.

In Great Britain, development competences for tail-lifts were bundled. The relocation of tail-lift assembly in Continental Europe from Maribor / Slovenia to Lengau / Austria was completed.

During the reporting year, implementation of the steel construction project began at the Lengau / Austria plant. The project is to be concluded at the beginning of July 2007. The transition back to routine operation was successfully carried out at Cherven Brjag / Bulgaria after production capacity had been doubled at this location. Full operations are to commence in the second quarter of 2007.

Relocation of assembly of North American CRAYLER models is under way, and assembly operations are to start at the beginning of 2007.

Investor relations were further reinforced in the third quarter of 2006. The share price increase of more than 20 percent during the first nine months of 2006 was supported by road shows and events for investors. In October, the PALFINGER share reached a new all-time high of EUR 86.67.

PALFINGER has received a number of awards for outstanding performance and the 2005 Annual Report. The 2005 Sustainability Report was published in July of this year.

Performance by Region

The segment EUROPE and REST of the WORLD remains the solid foundation of PALFINGER's profitable growth. Preparations for the transition from the EURO 3 vehicle emissions standard to EURO 4 in the fourth quarter of 2006 and the introduction of digital speedometers in Europe significantly contributed to growth, along with positive economic development in industries relevant for PALFINGER. Especially in Germany, Scandinavia, and Eastern Europe, market growth clearly surpassed initial forecasts at the beginning of the year.

Revenue growth in Europe was especially high in Great Britain, Germany, France, Sweden, and Russia. Positive development in these markets remains due to increased sales of CRANES and EPSILON products.

Compared to the previous-year period, revenue in this segment rose by 12.7 percent, from EUR 338.2m to EUR 381.3m, while EBIT increased by 12.6 percent to EUR 57.9m. Increased materials costs and investments in process stability, flexibility, and diversification maintained the EBIT margin stable at 15.2 percent.

In the segment NORTH and SOUTH AMERICA, revenue rose by 16.9 percent from EUR 47.8m to EUR 55.9m, EBIT reached EUR 1.4m after EUR 1.2m in the previous year. EBIT of EUR 0.6m in the third quarter marks the best quarterly result of the financial year with a revenue increase of 29.9 percent. Especially the appreciation of the Brazilian Real by 16 percent, based on average rates of the quarters, and increased crane sales in North America contributed to successful developments. Increases in revenue and earnings are attributable to previous quarters' order books; restructuring costs in South America and market entry costs of CRAYLER North America had a diminishing effect.

In North America, highlights include the successful penetration of the Mexican market thanks to the new dealer structure, and positive effects owing to increased market growth in the USA. After the upswing in the first half, owing to the impending transition to the US 07 exhaust gas standard for trucks among other factors, order intake has been slowing down in the second half in line with developments in the truck industry.

Market activities for PALFINGER crane series were further reinforced in South America and the stabilization and optimization program was continued.

Performance by Product Group

CRANES

In the first nine months, knuckleboom cranes benefited further from the shift in demand to higher performance classes and high-grade fittings. The digital tachometer and the transition to new, stricter emission standards also had positive effects on markets. Increased order intake outside of Europe is a result of the internationalization strategy. In September, an additional investment program in the scope of EUR 20m was approved in light of outstanding order books and developments anticipated in the future to ensure acceptable delivery times while maintaining state-of-the-art quality. The program is to assist in the continuous expansion process of production capacities. Set targets support short-term capacity alignments and long-term optimization of value creation.

Securing materials supplies remains the foundation for capacity utilization. Since suppliers are still in the process of adapting production volumes to this positive market trend, the number of suppliers is to be increased, thus reducing the risk of supply bottlenecks in procurement.

Impressive proof of innovative technology was presented to visitors in September at the IAA in Hanover in line with the guiding principle "Innovations for more profitability and safety". The latest creative developments include the Integrated Stability Control system (ISC) and the Dual Power System (DPS) for increasing the efficiency of cranes using a fly jib.

Development of EPSILON sales was particularly positive in Germany, Great Britain, Austria, Spain, and France. Macroeconomic conditions in the timber and recycling industries are favorable. With the market introduction of the new off-road generation, EPSILON enters a new league of timber loading. Exhaustive field tests are being carried out, and the new products are expected to continue the market success of the previous product line in 2007. The entire assembly process will take place at the entirely new assembly building at the Elsbethen / Austria location, thus optimizing the value creation process.

During the first nine months, revenues were increased by 11.7 percent to EUR 308.9m and EBIT rose by 11.6 percent to EUR 62.9m.

HYDRAULIC SYSTEMS and SERVICES

In the HYDRAULIC SYSTEMS and SERVICES segment, revenue was increased by 17.1 percent to EUR 128.3m. There was a slight increase in EBIT from EUR -3.8m to EUR -3.7m.

The PALIFT division stabilized output through targeted measures and set the base for an increase in number of units in the months ahead. Processes at Guima Palfinger are being restructured by the new management team in France. The installation of assembly facilities for container handling systems in China was accelerated; the first kits have already been transported to the new location. In line with the company's imminent registration, delivery of the first container handling systems assembled in China is anticipated for the fourth quarter of 2006.

Developments in the TAIL LIFT area were marked by the integration of RATCLIFF, the concentration of development expertise in Great Britain, and the relocation of Continental European tail-lift assembly to Lengau / Austria. Challenging market conditions in Great Britain were met by the experienced local management team of Ratcliff with measures necessary to stabilize earnings power. Expenditures for restructuring measures had a diminishing effect on the results of the past months.

While order books in the RAILWAY division were marked by smaller projects in the first quarter of 2006, a major order of more than EUR 2m was received in April, enabling more exact planning and securing basic capacity utilization until 2007.

Compared to previous year, the CRAYLER segment was marked by positive sales development, especially in Germany as the main market. In North America, further successes were recorded in key account business. However, market entry is this area was coupled with price concessions. In order to cushion these effects, optimization strategies for the entire value chain with focus on North America and Europe were developed and implemented, including assembly of CRAYLER for the North American market on location from the beginning of 2007.

Activities in the BISON division were marked by further successive identification of rationalization potentials, the focus on development activities, and the integration of the division's processes into PALFINGER. PALFINGER's increasing entry into the aerial work platforms market has led to aggressive price behavior by competitors. In September, extensive modifications to the present painting facilities at the Löbau / Germany location were resolved, thus marking another significant step towards rationalization.

Positive development of sales and reinforcement of PALFINGER's service drive are reflected by increased revenue in SERVICES generated by sales of spare parts. The global go-live of the next e-claim development level reinforces PALFINGER's position as the industry's "service champion".

Outlook

From today's point of view, management expects another record in revenue and earnings for the 2006 financial year.

Developments in the materials sector and systematic capacity expansion based on investments in plants and equipment and staff increases are decisive factors for the growth of the CRANES segment during the next months, while systematic implementation of potentials and strategic projects are the main challenges in HYDRAULIC SYSTEMS.

Balance Sheet as of 30 September 2006

EUR '000	30 Sep 2006	31 Dec 2005	30 Sep 2005
ASSETS			
Non-current assets			
Property, plant, and equipment	95,854	90,052	90,658
Intangible assets	31,767	33,131	34,173
Investments	8,951	7,921	7,748
Other non-current assets	13,705	16,468	11,272
	150,277	**147,572**	**143,851**
Current assets			
Inventories	108,253	99,578	108,401
Receivables and other current assets	123,954	99,887	112,578
Cash and cash equivalents	16,412	1,554	6,214
	248,619	**201,019**	**227,193**
Total assets	**398,896**	**348,591**	**371,044**
EQUITY AND LIABILITIES			
Capital and reserves			
Issued capital	18,568	18,568	18,568
Capital and reserves	53,757	53,757	53,757
Retained earnings	111,030	78,505	80,028
Valuation reserves for financial instruments	18	(1,955)	(1,651)
Foreign currency translation reserve	(5,210)	(4,495)	(3,264)
Consolidated net profit for the year	41,778	48,143	37,583
Minority interests	8,009	5,477	4,914
	227,950	**197,999**	**189,935**
Non-current liabilities			
Non-current financial liabilities	32,637	14,720	17,185
Non-current provisions	15,689	14,928	14,065
Other non-current liabilities	4,481	4,837	6,093
	52,807	**34,485**	**37,343**
Current liabilities			
Current financial liabilities	13,364	24,649	40,797
Current provisions	36,565	33,121	39,796
Other current liabilities	68,210	58,337	63,173
	118,139	**116,107**	**143,766**
Total equity and liabilities	**398,896**	**348,591**	**371,044**

EUR '000	Q3 Jul - Sep 2006	Q3 Jul - Sep 2005	Q1-Q3 Jan - Sep 2006	Q1-Q3 Jan - Sep 2005
Revenue	**148,170**	**132,155**	**437,174**	**386,008**
Changes in inventories	(1,502)	(3,198)	10,722	11,327
Own work capitalized	24	34	91	174
Other operating income	1,952	3,364	6,538	7,953
Materials and services	(77,079)	(70,281)	(238,051)	(216,334)
Staff costs	(28,442)	(26,461)	(89,308)	(78,531)
Depreciation and amortization expense	(3,105)	(2,984)	(9,867)	(8,268)
Other operating expenses	(19,763)	(17,282)	(58,029)	(49,749)
Profit from operations (EBIT)	**20,255**	**15,347**	**59,270**	**52,580**
Income from investments	753	(50)	2,329	1,567
Interest and other financial expense	(1,050)	(982)	(2,616)	(2,460)
Net finance cost	**(296)**	**(1,032)**	**(286)**	**(893)**
Profit before tax	**19,959**	**14,315**	**58,984**	**51,687**
Income tax expense	**(5,879)**	**(3,579)**	**(14,697)**	**(12,303)**
Profit after tax	**14,080**	**10,736**	**44,287**	**39,384**
Minority interests	(752)	(666)	(2,509)	(1,802)
Consolidated net profit for the year	**13,328**	**10,070**	**41,778**	**37,582**

EUR	Jan - Sep 2006	Jan - Sep 2005
Earnings per share (undiluted)	4.74	4.30
Earnings per share (diluted) [1]	–	–
Average number of shares in issue (undiluted)	8,822,167	8,809,327
Average number of shares in issue (diluted) [1]	–	–

1) There were no outstanding issues of convertible bonds as of 30 September 2006; the undiluted earnings per shares as the same as the diluted earnings per share.

Cash Flow Statement

EUR '000	Jan - Sep 2006	Jan - Sep 2005
Profit before tax	**58,984**	**51,969**
Cash flows from operating activities	38,166	20,661
Cash flows from investing activities	(13,703)	(29,575)
Free cash flow	26,879	(6,414)
Cash flow from financing activities	(9,605)	6,923
Total cash flows	**14,858**	**(1,991)**
Changes in funds		
Cash and cash equivalents at beginning of the period	1,554	8,205
Cash and cash equivalents at end of the period	16,412	6,214
	14,858	**(1,991)**

Statement of Changes in Equity

EUR '000	Share capital	Capital reserves	Retained earnings	Valuation reserves instruments acc. to	Foreign currency translation reserve	Consolidated net for the year	Minority interests	Total
At 31 Dec 2004	**18,568**	**53,757**	**62,118**	**1,298**	**(6,208)**	**27,391**	**3,036**	**159,960**
Dividends 2004	0	0	0	0	0	(9,689)	0	(9,689)
Profit carry forward from 2004	0	0	17,702	0	0	(17,702)	0	0
Share repurchase	0	0	56	0	0	0	0	56
Stock options acc. to IFRS	0	0	110	0	0	0	0	110
Profit after tax 31 Dec 2005	0	0	0	0	0	48,143	2,351	50,494
Earnings-neutral value changes in financial instruments	0	0	0	(3,253)	0	0	0	(3,253)
IFRS 19 Employee benefits	0	0	(985)	0	0	0	0	(985)
Other changes in equity	0	0	(497)	0	1,713	0	90	1,306
At 31 Dec 2005	**18,568**	**53,757**	**78,504**	**(1,955)**	**(4,495)**	**48,143**	**5,477**	**197,999**
At 31 Dec 2005	**18,568**	**53,757**	**78,504**	**(1,955)**	**(4,495)**	**48,143**	**5,477**	**197,999**
Dividends 2005	0	0	0	0	0	(15,862)	0	(15,862)
Profit carry forward from 2005	0	0	32,281	0	0	(32,281)	0	0
Stock options acc. to IFRS	0	0	78	0	0	0	0	78
Profit after tax 30 Sep 2006	0	0	0	0	0	41,778	2,509	44,287
Earnings-neutral value changes in financial instruments	0	0	0	1,973	0	0	0	1,973
IFRS 19 Employee benefits	0	0	(36)	0	0	0	0	(36)
Other changes in equity	0	0	203	0	(715)	0	23	(489)
At 30 September 2006	**18,568**	**53,757**	**111,030**	**18**	**(5,210)**	**41,778**	**8,009**	**227,950**

Segment Reporting

EUR '000	EUROPE / REST of the WORLD		NORTH / SOUTH AMERICA	
Primary segmentation	**Q1-Q3 2006**	**Q1-Q3 2005**	**Q1-Q3 2006**	**Q1-Q3 2005**
Revenue	381,302	338,203	55,872	47,805
EBIT	57,892	51,409	1,378	1,172

EUR '000	CRANES		HYDRAULIC SYSTEMS / SERVICES	
Secondary segmentation	**Q1-Q3 2006**	**Q1-Q3 2005**	**Q1-Q3 2006**	**Q1-Q3 2005**
Revenue	308,901	276,485	128,273	109,523
EBIT	62,948	56,413	(3,678)	(3,832)

Q3 2006

International Securities Identification Number (ISIN)	AT0000758305
Number of shares issued	9,283,750
Price at close on 30 September 2006	EUR 80.64
Earnings per share (Q1-Q3 2006)	EUR 4.74
Market capitalization as of 30 September 2006	EUR 748,641,600

Share Price PALFINGER AG


130 %
125 %
120 %
115 %
110 %
105 %
100 %
95 %
90 %
1/1/2006
31/3/2006
30/6/2006
30/9/2006
PALFINGER AG
ATX

Investor Relations

Hannes Roither
Phone +43 (0) 662 4684 ext. 2260, Fax +43 (0) 662 4684 ext. 2280
h.roither@palfinger.com, www.palfinger.com

2007 Financial Calendar

28 February 2007	Annual press conference on the 2006 financial year
28 March 2007	Annual General Meeting
08 May 2007	Publication of results for the 1st quarter of 2007
08 August 2007	Publication of results for the 1st half of 2007
08 November 2007	Publication of results of the 3rd quarter of 2007

Rounding of individual items and percentages in the quarterly report may result in minor mathematical differences.

PALFINGER

PALFINGER AG · Franz-Wolfram-Scherer-Straße 24 · 5101 Bergheim/Salzburg, Austria · www.palfinger.com

Bericht über die ersten drei Quartale 2006

Das Jahr wird super.


PALFINGER

Kennzahlen von PALFINGER [1]

in TEUR	Q1-Q3 2006	Q1-Q3 2005	Q1-Q3 2004	Q1-Q3 2003	Q1-Q3 2002
GuV-Ergebnisse					
Umsätze	437.174	386.008	293.000	246.780	232.711
EBITDA	69.137	60.849	38.114	29.642	28.979
EBITDA Marge	15,8 %	15,8 %	13,0 %	12,0 %	12,5 %
Operatives Ergebnis (EBIT)	59.270	52.581	29.491	21.204	20.341
EBIT Marge	13,6 %	13,6 %	10,1 %	8,6 %	8,7 %
Unversteuertes Ergebnis	58.984	51.687	28.871	19.908	18.370
Konzernergebnis	41.778	37.583	18.666	12.997	11.184
Bilanz					
Bilanzsumme	398.896	371.044	300.878	277.704	282.594
Langfristiges Vermögen	150.277	143.851	117.016	116.531	125.972
Verbindlichkeiten	170.945	181.109	150.665	143.016	155.576
Eigenkapital	227.950	189.936	150.213	134.688	127.017
Eigenkapital in % des Gesamtkapitals	57,1 %	51,2 %	49,9 %	48,5 %	44,9 %
Nettofinanzverschuldung	15.423	46.361	29.986	41.780	58.060
Gearing	6,8 %	26,0 %	20,0 %	31,0 %	45,7 %
Cashflow und Investitionen					
Cashflow aus dem operativen Bereich	38.166	20.661	19.616	25.946	26.766
Free Cashflow	26.879	-6.414	11.012	18.540	21.318
Investitionen in Sachanlagen	12.990	9.990	8.278	10.855	6.699
Abschreibungen	9.867	8.268	8.623	8.433	8.638
Mitarbeiter					
Mitarbeiterstand im Periodendurchschnitt [2]	3.409	3.009	2.511	2.283	2.271
Wertschaffung					
Net Working Capital	94.271	97.852	64.855	63.141	65.135
Capital Employed (Stichtag)	243.373	239.297	180.299	177.073	185.105

1) Auf Grund der Anpassungen gem. IFRS 3 wurden die Berichtsdaten der Vorjahre angepasst.

2) Konsolidierte Konzernunternehmen ohne Equity-Beteiligungen sowie ohne Lehrlinge, Leiharbeiter und ohne geringfügig Beschäftigte.

Titelfoto: Hans Friedrich, Leitung Division Forst- und Recyclingkrane

Wirtschaftliches Umfeld

Das starke Wachstum der Weltwirtschaft hat sich im 3. Quartal 2006 weiter fortgesetzt. Alle wichtigen Wirtschaftsräume profitieren von dieser Entwicklung. Asien ist nach wie vor der große Wachstumsmotor getrieben vom stetigen Wachstum Chinas.

Die durch das Wachstum ausgelösten außenwirtschaftlichen Impulse stimulieren vor allem die Wirtschaftsentwicklung in der Eurozone. Zusätzlich gewinnt auch die Investitionsnachfrage immer mehr an Schwung. Österreichs Wirtschaft profitierte vor allem von der regen Exportnachfrage.

Nach der Steigerung des US-Dollars gegenüber dem Euro im 1. Halbjahr 2006 hielt der Kurs im 3. Quartal bei knapp 1,28. Der Brasilianische Real stabilisierte sich gegenüber dem Euro und stand zuletzt bei knapp über 2,7.

Der Rohölpreis zeigte im 3. Quartal große Schwankungen. Während der Preis für ein Barrel Rohöl im August auf einen Höchststand von knapp unter 80 US-Dollar anstieg, sank der Preis mit Ende des Quartals um mehr als 15 Prozent auf 60 US-Dollar. Aufgrund des gesunkenen Rohölpreises beruhigte sich auch die Inflationserwartung in der Eurozone.

Die internationalen Aktienmärkte erholten sich im 3. Quartal vom deutlichen Kursabfall im Juni. Ausschlaggebend dafür waren der Rückgang des Rohölpreises und das Ende von weiteren Leitzinsanhebungen in den USA. Auch in Europa verflacht sich nun die Zinskurve, wobei hier keine Veränderung der Tendenz zu erwarten ist.

Entwicklung von PALFINGER

In den ersten drei Quartalen des laufenden Geschäftsjahres stieg der Umsatz um 51,2 Mio EUR bzw. 13,3 Prozent auf 437,2 Mio EUR und das EBIT um 12,7 Prozent auf 59,3 Mio EUR. Das entspricht einer EBIT Marge von 13,6 Prozent. Mit 20,3 Mio EUR EBIT im 3. Quartal und 148,2 Mio EUR Umsatz wurde der Wachstumskurs erfolgreich fortgesetzt und das beste 3. Quartal der Unternehmensgeschichte erzielt.

Wie schon in den vorangegangenen Quartalen wird der Erfolg vom Stammsegment KRANE in Europa und von der hohen Auslastung in den Produktionsbereichen getragen. In Nord- und Südamerika ist im 3. Quartal das gegenüber dem Vorjahr erwartete Umsatz-Ergebniswachstum erzielt worden. Engpässe in der Materialverfügbarkeit verhinderten generell ein noch besseres Ergebnis. Die gestiegenen Rohmaterialpreise in Verbindung mit der selektiven und verzögerten Weitergabe an den Markt sowie notwendige Materialzukäufe auf Spotmärkten dämpften die Margen in beiden Produktsegmenten. Die Schwerpunkte liegen weiterhin vor allem bei der Steigerung der Effizienz von Prozessabläufen, der Ausnutzung der positiven Marktsituation im Kranbereich sowie Ertragszuwächsen durch Internationalisierung, Diversifizierung und Innovation.

in TEUR **Geschäftsentwicklung / Umsatz**


Q1-Q3 2006
437.174
Q1-Q3 2005
386.008
Q1-Q3 2004
293.000
0
100.000
200.000
300.000
400.000
500.000

Hohe Leistungsklassen und Ausrüstungsvarianten prägen das ertragreiche Krangeschäft von PALFINGER in Europa. Es wird vom Wachstum in Nordamerika und der zunehmenden Marktdurchdringung der PALFINGER Kranreihe in Südamerika verstärkt. Die bei der Internationalen Automobil-Ausstellung Nutzfahrzeuge (IAA) präsentierten Innovationen sollten dem Krangeschäft zusätzliche Impulse verleihen.

Auch EPSILON setzte den eingeschlagenen Wachstumskurs unter anderem mit der zukunftsweisenden Präsentation von acht neuen Kranmodellen für Forwarder- und Rückefahrzeuge im Offroad Segment erfolgreich fort. Der Servicebereich steigerte Erlös und Ergebnis gegenüber dem Vorjahr deutlich. Nahezu alle Produktbereiche trugen zum Umsatzwachstum bei.

in TEUR **Geschäftsentwicklung / EBIT**



Q1-Q3 2006
Q1-Q3 2005
Q1-Q3 2004
59.270
52.581
29.491
0
10.000
20.000
30.000
40.000
50.000
60.000

Die hervorragende Entwicklung der Auftragseingänge hat in einzelnen Werken neuerlich zu eingeschränkter Materialverfügbarkeit und zu Kapazitätsengpässen geführt. Im Hinblick auf die erwartete positive Entwicklung in den Folgequartalen hat der Aufsichtsrat im September das bisher größte PALFINGER Investitionsprogramm zur Kapazitätserweiterung beschlossen. Diese Investitionen betreffen alle PALFINGER Wertschöpfungsstandorte des Kranbereiches in Europa. Die Kapazitätserweiterung in Verbindung mit Layoutveränderungen wird neben Rationalisierungseffekten auch zukünftig höchsten Qualitätsanforderungen entsprechen. Fokussierte Vergabeteams erweitern die eingeleitete „Global Sourcing" Initiative. Die Lean-Aktivitäten werden mit der PALFINGER RAP („Rapid Processing") Philosophie intensiviert und die strategischen Projekte bzw. Initiativen im Programm E^2 zur Effizienz- und Effektivitätssteigerung gebündelt.

Vermögens-, Finanz- und Ertragslage

Die Vermögens-, Finanz- und Ertragslage war auch im Berichtszeitraum maßgeblich geprägt von guten Auftragseingängen, der Vollauslastung in der Produktion und folglich von einer entsprechend guten Umsatz- und Ertragssteigerung im 3. Quartal 2006.

Im Vergleich zum Vorjahreszeitraum konnte der Umsatz um 51,2 Mio EUR auf 437,2 Mio EUR erhöht werden. Das entspricht einer Steigerung von 13,3 Prozent. Als Ergebnis der Lean- bzw. RAP-Initiativen verringerte sich gleichzeitig das Net Working Capital um 3,7 Prozent auf 94,3 Mio EUR (9/2005: 97,9 Mio EUR; 12/2005: 88,2 Mio EUR). Die Investitionen in das Sachanlagevermögen von rund 13 Mio EUR betrafen vor allem die auf Grund der Vollauslastung notwendigen Kapazitätserweiterungs- sowie Rationalisierungsinvestitionen. Das Capital Employed betrug zum Stichtag 243,4 Mio EUR (9/2005: 239,3 Mio EUR; 12/2005: 233,7 Mio EUR).

Die Cashflow Rechnung sowie die Gearing Ratio reflektieren die operative und finanzielle Stärke von PALFINGER. Der operative Cashflow betrug 38,2 Mio EUR nach 20,7 Mio EUR im Vergleichszeitraum des Vorjahres. Neben den cashwirksamen Investitionen von 13,7 Mio EUR wurde auch die Dividendenzahlung in der Höhe von 15,9 Mio EUR finanziert. Der Free Cashflow betrug 26,9 Mio EUR nach -6,4 Mio EUR im Vorjahresquartal. Die Gearing Ratio mit 6,8 Prozent erreicht

wiederum einen historischen Tiefststand (9/2005: 26 Prozent; 12/2005: 18,1 Prozent). Die Eigenkapitalquote markiert mit 57,1 Prozent neuerlich einen Höchststand (9/2005: 51,2 Prozent; 12/2005: 56,8 Prozent) in der Geschichte von PALFINGER.

Weitere Ereignisse

Die rechtliche Gründung der Palfinger (Shenzhen) Ltd. für die Hakengeräteassemblierung in China als Tochter der Palfinger Asia Pacific Pte. Ltd. ist mittlerweile erfolgt.

In Großbritannien wurden die Entwicklungskompetenzen für Ladebordwände zusammengelegt. Die Verlagerung der kontinentaleuropäischen Ladebordwandmontage von Marburg / Slowenien nach Lengau / Österreich ist nun abgeschlossen.

Im laufenden Jahr begann die Umsetzung des Stahlbauprojektes im Werk Lengau / Österreich, mit dessen Fertigstellung Anfang Juli 2007 gerechnet wird. Nach der Verdoppelung der Produktionskapazität von Cherven Brjag / Bulgarien konnte dort der Routinebetrieb zum Großteil wieder aufgenommen werden. Der Start des Vollbetriebs ist für das 2. Quartal 2007 geplant.

Mit der Verlagerung der Montage der nordamerikanischen CRAYLER Typen nach Nordamerika wurde begonnen, sodass dort zum Jahresbeginn 2007 die Assemblierung starten kann.

Die Betreuung der Investoren wurde im 3. Quartal 2006 konsequent fortgesetzt. Roadshows und Investorenveranstaltungen begleiteten die Steigerung des Aktienkurses um mehr als 20 Prozent in den ersten neun Monaten. Im Oktober wurde mit 86,67 EUR ein neues Allzeit-Hoch erreicht.

Für die beeindruckende Performance und den Geschäftsbericht 2005 erhielt PALFINGER mehrfach Auszeichnungen. Der Nachhaltigkeitsbericht 2005 wurde im Juli dieses Jahres veröffentlicht.

Geschäftsentwicklung nach Regionen

Das Segment **EUROPA und REST der WELT** ist weiterhin die solide Basis für das ertragreiche Wachstum von PALFINGER. Die Vorbereitung auf die Umstellung von der EURO 3 auf die EURO 4 Lkw-Norm im 4. Quartal 2006 und die Einführung des digitalen Tachos in Europa waren zusammen mit der Wirtschaftsentwicklung treibende Kräfte in den für PALFINGER relevanten Branchen. Das Marktwachstum liegt vor allem in Deutschland, Skandinavien und Osteuropa deutlich über den Erwartungen zu Jahresbeginn.

Besonders starke Umsatzzuwächse in Europa gab es in Großbritannien, Deutschland, Frankreich, Schweden und Russland. KRAN und EPSILON Produkte waren in diesen Ländern die Basis für den Geschäftserfolg.

Der Umsatz dieses Segmentes stieg gegenüber dem Vergleichszeitraum des Vorjahres von 338,2 Mio EUR um 12,7 Prozent auf 381,3 Mio EUR und das EBIT um 12,6 Prozent auf 57,9 Mio EUR. Höhere Materialkosten sowie Investitionen in Prozesssicherheit, Flexibilität und Diversifikation hielten die EBIT Marge konstant auf 15,2 Prozent.

Im Segment **NORD- und SÜDAMERIKA** stiegen die Umsätze um 16,9 Prozent von 47,8 Mio EUR auf 55,9 Mio EUR, das EBIT erreichte 1,4 Mio EUR, nach 1,2 Mio EUR im Vorjahr. Im 3. Quartal wurde mit 0,6 Mio EUR EBIT das beste Quartalsergebnis des Jahres bei einer Umsatzsteigerung von 29,9 Prozent erzielt. Vor allem die Stärkung des Brasilianischen Reals um 16 Prozent – gemessen an den Durchschnittskursen der Quartale – und die Verkaufserfolge des Krangeschäftes in Nordamerika beeinflussten die erfreuliche Entwicklung. Umsätze und Ergebnisse aus den Auftragseingängen der

Vorquartale begründen die Zuwächse im 3. Quartal, Restrukturierungskosten in Südamerika sowie Markteintrittskosten beim CRAYLER Nordamerika wirkten ergebnisbelastend.

Die erfolgreiche Marktdurchdringung in Mexiko durch die neue Händlerstruktur sowie das Marktwachstum in den USA als Folge einer verstärkten Händler- und Key Account-Betreuung bestimmten den Geschäftsverlauf in Nordamerika. Nach dem Aufschwung im 1. Halbjahr – unter anderem durch die bevorstehende Umstellung auf die Abgasnormen bei Lkw gemäß US 07 Standard – zeichnet sich im 2. Halbjahr vergleichbar mit der Entwicklung der Lkw-Industrie eine Beruhigung des Auftragseinganges ab.

In Südamerika wurden Marktaktivitäten für die PALFINGER Kranreihen weiter vorangetrieben und das Stabilisierungs- bzw. Optimierungsprogramm konsequent weiterentwickelt.

Geschäftsentwicklung nach Produktgruppen

Segment KRANE

Die Knickarmkrane profitierten in den ersten neun Monaten von der weiterhin verstärkten Nachfrage nach höheren Leistungsklassen und hochwertigeren Ausstattungen. Der digitale Tacho sowie die Umstellung auf die neuen, strengeren Abgasnormen belebten den Markt zusätzlich. Vermehrte Auftragseingänge außerhalb Europas sind das Ergebnis der Internationalisierungsstrategie. Um der anhaltend guten aktuellen sowie der erwarteten künftigen Auftragslage bei akzeptablen Lieferzeiten gerecht zu werden und dabei höchste Qualitätsansprüche zu erfüllen, wurde im September ein zusätzliches Investitionsprogramm mit einem Volumen von über 20 Mio EUR genehmigt. Es soll die laufende Erhöhung der Produktionskapazitäten begleiten. Gezielte Vergaben unterstützen den kurzfristigen Kapazitätsausgleich und die langfristige Optimierung der Wertschöpfung.

Grundlage für die Kapazitätsauslastung ist weiterhin die gesicherte Materialversorgung. Da die Zulieferer ihr Produktionsvolumen erst an diesen positiven Markttrend anpassen müssen, wird deren Kreis erweitert. Damit soll das Risiko von Engpässen bei der Beschaffung vermieden werden.

Unter dem Motto „Innovationen für mehr Wirtschaftlichkeit und Sicherheit" wurde im September auf der IAA in Hannover die Innovationskraft eindrucksvoll demonstriert. Jüngste kreative Lösungen sind die integrierte Standsicherheitsüberwachung (ISC) und das „Dual Power System" (DPS) zur Effizienzsteigerung von Kranen mit Zusatzknickarm.

Für EPSILON entwickelte sich der Absatz in Deutschland, Großbritannien, Österreich, Spanien und Frankreich besonders erfreulich. Die makroökonomischen Rahmenbedingungen für die Holz- und Recyclingbranche sind günstig. Mit der Markteinführung der neuen Offroad Generation steigt EPSILON in eine neue Klasse der Holzverladung ein. Nach den derzeit laufenden intensiven Feldversuchen wird für 2007 der Anschluss an den Markterfolg der bisherigen Produktlinie erwartet. Nachdem die neue Montagehalle am Standort in Elsbethen / Österreich fertig gestellt wurde, wird dort die gesamte Montage konzentriert und damit der Wertschöpfungsprozess optimiert.

Die Umsätze konnten in den ersten neun Monaten um 11,7 Prozent auf 308,9 Mio EUR und das EBIT um 11,6 Prozent auf 62,9 Mio EUR gesteigert werden.

Segment HYDRAULISCHE SYSTEME und SERVICES

Im Segment HYDRAULISCHE SYSTEME und SERVICES erhöhte sich der Umsatz um 17,1 Prozent auf 128,3 Mio EUR. Das EBIT verbesserte sich geringfügig von -3,8 Mio EUR auf -3,7 Mio EUR.

Die PALIFT Division hat durch gezielte Maßnahmen den Output stabilisiert und damit die Grundlage für höhere Stückzahlen in den Folgemonaten geschaffen. Die neue französische Führung gestaltet die Prozesse bei Guima Palfinger neu. In China wurde der Aufbau der Hakengerätassemblierung vorangetrieben. Die ersten Bausätze wurden bereits dorthin transportiert.

Mit der Auslieferung der ersten vor Ort assemblierten Hakengeräte wird nach der nunmehrigen Registrierung der Gesellschaft noch im 4. Quartal 2006 gerechnet.

Bei den TAIL LIFT Produkten ist die Integration von RATCLIFF, die Konzentration der Entwicklungskompetenz in Großbritannien sowie die Verlagerung der kontinentaleuropäischen Ladebordwandmontage nach Lengau / Österreich hervorzuheben. Den weiterhin schwierigen Marktbedingungen in Großbritannien begegnete die erfahrene Führungsmannschaft von Ratcliff Palfinger Ltd. mit notwendigen Maßnahmen zur Stabilisierung der Ertragskraft. Der Aufwand für die Restrukturierung hatte die vergangenen Monate belastet.

Nachdem bei RAILWAY im 1. Quartal kleinere Projekte im Vordergrund gestanden sind, wurde im April ein Großauftrag über mehr als 2 Mio EUR abgeschlossen. Das erlaubt eine exaktere Planung und sichert die Grundauslastung der Kapazitäten bis in das Jahr 2007.

Im Produktbereich CRAYLER entwickelten sich die Verkaufsstückzahlen in Europa – vor allem im Hauptmarkt Deutschland – gegenüber dem Vorjahr erfreulich. In Nordamerika wurden erste Erfolge im Key-Account Geschäft erzielt. Der Einstieg in diesen Bereich war jedoch mit Preiszugeständnissen verknüpft. Zu deren Abfederung wurden Strategien zur Optimierung der gesamten Wertschöpfungskette mit dem Fokus auf Nordamerika und Europa entwickelt und umgesetzt. Hierzu zählt unter anderem die Assemblierung der nordamerikanischen CRAYLER vor Ort ab Jahresbeginn 2007.

Die Geschäftstätigkeit im Bereich BISON stand im Zeichen der fortgesetzten sukzessiven Identifizierung und Ausschöpfung von Rationalisierungspotenzialen, dem Vorrang für Entwicklungsaktivitäten und der Integration der Prozesse bei PALFINGER. Auf den verstärkten Eintritt von PALFINGER in das Geschäftsfeld der Hubarbeitsbühnen reagierte der Mitbewerb mit aggressiver Preisgestaltung. Im September wurde mit dem Beschluss zum Neubau der Lackieranlage in Löbau / Deutschland ein weiterer Schritt zur Rationalisierung gesetzt.

Steigende Umsätze mit Ersatzteilen spiegeln die positive Absatzentwicklung und das erweiterte Serviceangebot von PALFINGER im Bereich SERVICES wider. Der weltweite Go-Live einer weiteren e-claim Entwicklungsstufe unterstreicht die Rolle von PALFINGER als „Service Champion" der Branche.

Ausblick

Aus heutiger Sicht wird für das Geschäftsjahr 2006 wieder ein Rekord bei Umsatz und Ergebnis erwartet.

Die Entwicklungen am Materialsektor, die systematischen Kapazitätserweiterungen basierend auf Anlageninvestitionen und gezieltem Mitarbeiteraufbau sind Meilensteine für das Segment KRANE in den nächsten Monaten. Bei den HYDRAULISCHEN SYSTEMEN ist die konsequente Umsetzung der Potenziale und der strategischen Projekte eine Herausforderung.

in TEUR	30.9.2006	31.12.2005	30.9.2005
AKTIVA			
Langfristiges Vermögen			
Sachanlagen	95.854	90.052	90.658
Immaterielle Vermögensgegenstände	31.767	33.131	34.173
Beteiligungen	8.951	7.921	7.748
Übriges langfristiges Vermögen	13.705	16.468	11.272
	150.277	**147.572**	**143.851**
Kurzfristiges Vermögen			
Vorräte	108.253	99.578	108.401
Kurzfristige Forderungen und sonstiges kurzfristiges Vermögen	123.954	99.887	112.578
Kassenbestand und kurzfristige Finanzmittel	16.412	1.554	6.214
	248.619	**201.019**	**227.193**
Summe Aktiva	**398.896**	**348.591**	**371.044**
PASSIVA			
Eigenkapital			
Grundkapital	18.568	18.568	18.568
Kapitalrücklagen	53.757	53.757	53.757
Gewinnrücklagen	111.030	78.505	80.028
Bewertungsrücklage für Financial Instruments	18	-1.955	-1.651
Ausgleichsposten aus der Währungsumrechnung	-5.210	-4.495	-3.264
Konzernergebnis	41.778	48.143	37.583
Anteile anderer Gesellschafter	8.009	5.477	4.914
	227.950	**197.999**	**189.935**
Langfristige Verbindlichkeiten			
Langfristige Finanzverbindlichkeiten	32.637	14.720	17.185
Langfristige Rückstellungen	15.689	14.928	14.065
Übrige langfristige Verbindlichkeiten	4.481	4.837	6.093
	52.807	**34.485**	**37.343**
Kurzfristige Verbindlichkeiten			
Kurzfristige Finanzverbindlichkeiten	13.364	24.649	40.797
Kurzfristige Rückstellungen	36.565	33.121	39.796
Übrige kurzfristige Verbindlichkeiten	68.210	58.337	63.173
	118.139	**116.107**	**143.766**
Summe Passiva	**398.896**	**348.591**	**371.044**

in TEUR	Q3 1.7.-30.9. 2006	Q3 1.7.-30.9. 2005	Q1-Q3 1.1.-30.9. 2006	Q1-Q3 1.1.-30.9. 2005
Umsatzerlöse	**148.170**	**132.155**	**437.174**	**386.008**
Bestandsveränderungen	-1.502	-3.198	10.722	11.327
Aktivierte Eigenleistungen	24	34	91	174
Sonstige betriebliche Erträge	1.952	3.364	6.538	7.953
Materialaufwand und Aufwand für bezogene Leistungen	-77.079	-70.281	-238.051	-216.334
Personalaufwand	-28.442	-26.461	-89.308	-78.531
Abschreibungen auf Sachanlagen und immaterielle Vermögensgegenstände	-3.105	-2.984	-9.867	-8.268
Sonst. betriebliche Aufwendungen	-19.763	-17.282	-58.029	-49.749
Operatives Ergebnis (EBIT)	**20.255**	**15.347**	**59.270**	**52.580**
Beteiligungsergebnis	753	-50	2.329	1.567
Zins- und sonstiges Finanzergebnis	-1.050	-982	-2.616	-2.460
Finanzergebnis	**-296**	**-1.032**	**-286**	**-893**
Unversteuertes Ergebnis	**19.959**	**14.315**	**58.984**	**51.687**
Ertragssteuer	**-5.879**	**-3.579**	**-14.697**	**-12.303**
Versteuertes Ergebnis	**14.080**	**10.736**	**44.287**	**39.384**
Anderen Gesellschaftern zustehendes Ergebnis	-752	-666	-2.509	-1.802
Konzernergebnis	**13.328**	**10.070**	**41.778**	**37.582**

in EUR	1.1.-30.9.2006	1.1.-30.9.2005
Gewinn pro Aktie (unverwässert)	4,74	4,30
Gewinn pro Aktie (verwässert) [1]	–	–
Durchschnittl. im Umlauf befindl. Aktien (unverwässert)	8.822.167	8.809.327
Durchschnittl. im Umlauf befindl. Aktien (verwässert) [1]	–	–

1) Es bestehen per 30.9.2006 keine offenen Wandelschuldverschreibungen; das unverwässerte Ergebnis pro Aktie entspricht dem verwässerten Ergebnis pro Aktie.

Kapitalflussrechnung

in TEUR	1.1.-30.9.2006	1.1.-30.9.2005
Unversteuertes Ergebnis	**58.984**	**51.969**
Cashflow aus dem operativen Bereich	38.166	20.661
Cashflow aus dem Investitionsbereich	-13.703	-29.575
Free Cashflow	26.879	-6.414
Cashflow aus dem Finanzierungsbereich	-9.605	6.923
Cashflow gesamt	**14.858**	**-1.991**
Fondsveränderung		
Stand liquider Mittel am Anfang der Berichtsperiode	1.554	8.205
Stand liquider Mittel am Ende der Berichtsperiode	16.412	6.214
	14.858	**-1.991**

Entwicklung des Eigenkapitals

in TEUR	Grundkapital	Kapitalrücklagen	Gewinnrücklagen	Bewertungsrücklagen gem. IAS 39	Ausgleichsposten aus Währungsumrechnung	Konzernergebnis	Anteile anderer Gesellschafter	Summe
Stand 31.12.2004	**18.568**	**53.757**	**62.118**	**1.298**	**-6.208**	**27.391**	**3.036**	**159.960**
Dividenden aus 2004	0	0	0	0	0	-9.689	0	-9.689
Ergebnisvortrag aus 2004	0	0	17.702	0	0	-17.702	0	0
Rücklage eigene Aktien	0	0	56	0	0	0	0	56
Stock Options gem. IFRS	0	0	110	0	0	0	0	110
Versteuertes Ergebnis 31.12.2005	0	0	0	0	0	48.143	2.351	50.494
Ergebnisneutrale Wertänderung von Finanzinstrumenten	0	0	0	-3.253	0	0	0	-3.253
IFRS 19 Sozialkapitalrückstellungen	0	0	-985	0	0	0	0	-985
Übrige Veränderungen	0	0	-497	0	1.713	0	90	1.306
Stand 31.12.2005	**18.568**	**53.757**	**78.504**	**-1.955**	**-4.495**	**48.143**	**5.477**	**197.999**
Stand 31.12.2005	**18.568**	**53.757**	**78.504**	**-1.955**	**-4.495**	**48.143**	**5.477**	**197.999**
Dividenden aus 2005	0	0	0	0	0	-15.862	0	-15.862
Ergebnisvortrag aus 2005	0	0	32.281	0	0	-32.281	0	0
Stock Options gem. IFRS	0	0	78	0	0	0	0	78
Versteuertes Ergebnis 30.9.2006	0	0	0	0	0	41.778	2.509	44.287
Ergebnisneutrale Wertänderung von Finanzinstrumenten	0	0	0	1.973	0	0	0	1.973
IFRS 19 Sozialkapitalrückstellungen	0	0	-36	0	0	0	0	-36
Übrige Veränderungen	0	0	203	0	-715	0	23	-489
Stand 30.9.2006	**18.568**	**53.757**	**111.030**	**18**	**-5.210**	**41.778**	**8.009**	**227.950**

Segmentberichterstattung

in TEUR	EUROPA / REST der WELT		NORD- / SÜDAMERIKA	
Primärsegmentierung	**Q1-Q3 2006**	**Q1-Q3 2005**	**Q1-Q3 2006**	**Q1-Q3 2005**
Umsatz	381.302	338.203	55.872	47.805
EBIT	57.892	51.409	1.378	1.172

in TEUR	KRANE		HYDRAULISCHE SYSTEME / SERVICES	
Sekundärsegmentierung	**Q1-Q3 2006**	**Q1-Q3 2005**	**Q1-Q3 2006**	**Q1-Q3 2005**
Umsatz	308.901	276.485	128.273	109.523
EBIT	62.948	56.413	-3.678	-3.832

Q3 2006

International Securities Identification Number (ISIN)	AT0000758305
Anzahl der Aktien	9.283.750
Kurs per 30.9.2006	80,64 EUR
Gewinn je Aktie (Q1-Q3 2006)	4,74 EUR
Marktkapitalisierung per 30.9.2006	748.641.600 EUR

Entwicklung Aktienkurs PALFINGER AG


130 %
125 %
120 %
115 %
110 %
105 %
100 %
95 %
90 %
1.1.2006
31.3.2006
30.6.2006
30.9.2006
PALFINGER AG
ATX

Investor Relations

Hannes Roither
Tel. +43 (0) 662 4684 DW 2260, Fax +43 (0) 662 4684 DW 2280
h.roither@palfinger.com, www.palfinger.com

Unternehmenskalender 2007

28. Februar 2007	Bilanzpressekonferenz
28. März 2007	Hauptversammlung
08. Mai 2007	Veröffentlichung 1. Quartal 2007
08. August 2007	Veröffentlichung 1. Halbjahr 2007
08. November 2007	Veröffentlichung 3. Quartal 2007

Durch die kaufmännische Rundung von Einzelpositionen und Prozentangaben im Quartalsbericht kann es zu geringfügigen Rechendifferenzen kommen.

PALFINGER

5 · Franz-Wolfram-Scherer-Straße 24 · 5101 Bergheim/Salzburg, Austria · www.palfinger.com